                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                      13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 1 )(1)
                                            ---

                                D.R. Horton, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23331A 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                JAMES K. SCHULER
                         828 Fort Street Mall, 4th Floor
                             Honolulu, Hawaii 96813
                                 (808) 521-5661

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 12 Pages)
----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23331A 10 9                  13D                    Page 2 of 12 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James K. Schuler
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Hawaii
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             6,140,579
      NUMBER OF         --------------------------------------------------------
                        8    SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY         --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
      REPORTING
                             6,140,579
         WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,140,579
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 23331A 10 9                  13D                    Page 3 of 12 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James and Patricia Schuler Foundation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Hawaii
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             365,250
      NUMBER OF         --------------------------------------------------------
                        8    SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY         --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
      REPORTING
                             365,250
         WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      365,250
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 23331A 10 9                  13D                    Page 4 of 12 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James K. Schuler 1998 Qualified Annuity Trust, James K. Schuler as
      Sole Trustee
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Hawaii
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             189,612
      NUMBER OF         --------------------------------------------------------
                        8    SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY         --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
      REPORTING
                             189,612
         WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      189,612
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 23331A 10 9                  13D                    Page 5 of 12 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James K. Schuler Revocable Living Trust, James K. Schuler as Sole Trustee
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Hawaii
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             -0-
      NUMBER OF         --------------------------------------------------------
                        8    SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY         --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
      REPORTING
                             -0-
         WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 23331A 10 9                  13D                    Page 6 of 12 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JKS Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Missouri
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             5,576,374
      NUMBER OF         --------------------------------------------------------
                        8    SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY         --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
      REPORTING
                             5,576,374
         WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,576,374
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 23331A 10 9                  13D                    Page 7 of 12 Pages


This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 4, 2002 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 1. Security and Issuer

         This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share of D.R. Horton, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1901 Ascension Boulevard, Suite 100, Arlington, Texas 76006.

Item 2. Identity and Background

         (a) This statement on Schedule 13D is being filed by James K. Schuler ("Schuler"), The James and Patricia Schuler Foundation (the "Foundation"), James
K. Schuler 1998 Qualified Annuity Trust, James K. Schuler as Sole Trustee (the "Qualified Annuity Trust"), JKS Partners, L.P., a Missouri limited partnership ("JKS Partners"), and James K. Schuler Revocable Living Trust, James K. Schuler as Sole Trustee (the "Living Trust" and together with Mr. Schuler, the Foundation, JKS Partners and the Qualified Annuity Trust, the "Reporting Persons").

         (b) The business address for each of the Reporting Persons is 828 Fort Street Mall, Fourth Floor, Honolulu, Hawaii 96813.

         (c) Mr. Schuler is a member of the Board of Directors and is a Senior Vice President of the Issuer, and is President of the Issuer's Schuler Homes region. The Living Trust and the Qualified Annuity Trust are private trusts established by Mr. Schuler to hold shares of common stock and certain other property. The Foundation was formed to operate exclusively for charitable, literary, educational and scientific purposes, within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. JKS Partners is a limited partnership formed by Mr. Schuler to hold Shares of Common Stock and certain other property.

         (d)-(e) During the five years prior to the date of this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Foundation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Schuler and each executive officer and director of the Foundation is a citizen of the United States of America.

CUSIP NO. 23331A 10 9                  13D                    Page 8 of 12 Pages


Item 3. Source and Amount of Funds or Other Consideration

         The Reporting Persons acquired their shares in the Issuer pursuant to an Agreement and Plan of Merger, dated October 22, 2001, as amended (the "Merger Agreement"), between the Issuer and Schuler Homes, Inc., a Delaware corporation ("Schuler Homes"). Pursuant to the Merger Agreement, on February 21, 2002, the Issuer and Schuler Homes completed the merger of Schuler Homes with and into D.R. Horton, with D.R. Horton as the surviving corporation. As a result of the merger, all of the shares of Class A Common Stock and Class B Common Stock of Schuler Homes were converted into the right to receive the merger consideration. The Reporting Persons collectively held approximately 10,441,809 shares of Class A Common Stock, which shares were converted into an amount of cash and shares of the Issuer's Common Stock equal to the base merger consideration. Prior to the merger, all shares of Class A Common Stock of Schuler Homes previously held by the Living Trust were transferred to JKS Partners.

Item 4. Purpose of the Transaction

         On February 21, 2002, pursuant to the Merger Agreement, Schuler Homes merged with and into D.R. Horton, with D.R. Horton surviving the merger. As a result of the merger, the Reporting Persons acquired 5,108,624 shares of the Issuer's Common Stock, in addition to a cash payment. In addition, the Issuer granted Mr. Schuler employee stock options to acquire 14,950 Shares, subject to vesting provisions, in replacement of Mr. Schuler's employee stock options to acquire Class A Common Stock of Schuler Homes. The shares of Common Stock of the Issuer were acquired by the Reporting Persons solely in connection with the merger, and the Reporting Persons intend to hold the shares for investment purposes. Prior to the merger, the Reporting Persons did not own any shares of the Issuer's Common Stock.

         In addition, the Issuer elected Mr. James K. Schuler to the board of directors and appointed Mr. Schuler as a Senior Vice President of the Issuer and President of its Schuler Homes region.

         On April 9, 2002, the Issuer effected a three-for-two stock split to holders of record of Common Stock on March 26, 2002.

         Between May 22, 2002 and May 30, 2002, JKS Partners sold an aggregate of 1,531,700 Shares in order to diversify its investment assets.

         The Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer

CUSIP NO. 23331A 10 9                  13D                    Page 9 of 12 Pages


to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(b)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as a member of the Issuer's Board of Directors, may from time to time be involved in discussions which relate to the transactions described in this Item 4. He disclaims any duty to disclose such discussions, plans or proposals of the Issuer or others, except as required by applicable laws and regulations; and he retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest In Securities Of The Issuer.

(a)-(b)

         JAMES K. SCHULER:

                  (a)      Amount Beneficially Owned:6,140,579

                           Percentage of Class: 4.2% based upon 146,350,886 Shares outstanding on May 28, 2002 (reflects three-for-two stock split effected on April 9, 2002).

                  (b)      Number of shares of which such person has:

                           (i)      Sole power to vote or to direct the vote:                  6,140,579

                           (ii)     Shared power to vote or to direct the vote:                      -0-

                           (iii)    Sole power to dispose or to direct the disposition of:     6,140,579

                           (iv)     Shared power to dispose or to direct the disposition of:         -0-



         THE JAMES AND PATRICIA SCHULER FOUNDATION

                  (a)      Amount Beneficially Owned:365,250

                           Percentage of Class: 0.2% based upon 146,350,886 Shares outstanding on May 28, 2002 (reflects three-for-two stock split effected on April 9, 2002).

CUSIP NO. 23331A 10 9                  13D                   Page 10 of 12 Pages


                  (b)      Number of shares of which such person has:

                           (i)      Sole power to vote or to direct the vote:                   365,250

                           (ii)     Shared power to vote or to direct the vote:                     -0-

                           (iii)    Sole power to dispose or to direct the disposition of:      365,250

                           (iv)     Shared power to dispose or to direct the disposition of:        -0-



         JAMES K. SCHULER REVOCABLE LIVING TRUST

                  (a)      Amount Beneficially Owned: -0-

                           Percentage of Class:      0.0%.

                  (b)      Number of shares of which such person has:

                           (i)      Sole power to vote or to direct the vote:                     -0-

                           (ii)     Shared power to vote or to direct the vote:                   -0-

                           (iii)    Sole power to dispose or to direct the disposition of:        -0-

                           (iv)     Shared power to dispose or to direct the disposition of:      -0-



         JAMES K. SCHULER 1998 QUALIFIED ANNUITY TRUST

                  (a)      Amount Beneficially Owned:189,612

                           Percentage of Class: 0.1%, based upon 146,350,886 Shares outstanding on May 28, 2002 (reflects three-for-two stock split effected on April 9, 2002).

                  (b)      Number of shares of which such person has:

                           (i)      Sole power to vote or to direct the vote:                   189,612

                           (ii)     Shared power to vote or to direct the vote:                     -0-

                           (iii)    Sole power to dispose or to direct the disposition of:      189,612

                           (iv)     Shared power to dispose or to direct the disposition of:        -0-

CUSIP NO. 23331A 10 9                  13D                   Page 11 of 12 Pages


         JKS PARTNERS, L.P.

                  (a)      Amount Beneficially Owned:5,576,374

                           Percentage of Class: 3.8%, based upon 146,350,886 Shares outstanding on May 28, 2002 (reflects three-for-two stock split effected on April 9, 2002).

                  (b)      Number of shares of which such person has:

                           (i)      Sole power to vote or to direct the vote:                   5,576,374

                           (ii)     Shared power to vote or to direct the vote:                       -0-

                           (iii)    Sole power to dispose or to direct the disposition of:      5,576,374

                           (iv)     Shared power to dispose or to direct the disposition of:          -0-


         (c) On May 22, 2002, JKS Partners sold 28,200 Shares at $25.0245 and 143,200 Shares at $24.9199. On May 23, 2002, JKS Partners sold 250,000 Shares at $25.1783 and 300,000 Shares at $25.10. On May 24, 2002, JKS Partners sold 200,000 Shares at $25.5073 and 239,300 Shares at $25.6458. On May 28, 2002, JKS
Partners sold 125,000 Shares at $25.2122 and 80,000 Shares at $25.2158. On May 29, 2002, JKS Partners sold 51,100 Shares at $25.1966 and 53,800 Shares at $25.0807. On May 30, 2002, JKS Partners sold 61,100 Shares at $24.4025. Each of the above transactions were effected in broker's transactions on the New York Stock Exchange. The other Reporting Persons have not engaged in any transactions in the Issuer's Shares during the sixty-day period immediately preceding the date of this Amendment No. 1 to Schedule 13D.

(d)      Not Applicable.

(e) On May 30, 2002, as a result of the sales by JKS Partners between May 22, 2002 and May 30, 2002 of an aggregate of 1,531,700 Shares, the Reporting Persons ceased to be the beneficial owners of more than five percent fo the outstanding Shares of the Issuer.

CUSIP NO. 23331A 10 9                  13D                   Page 12 of 12 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      6/6/2002
                                        ----------------------------------------
                                                        Date

                                                 /s/ James K. Schuler
                                        ----------------------------------------
                                                      Signature

                                                    James K. Schuler
                                        ----------------------------------------
                                                         Name